Exhibit 99.5

21 November 2022
Tremor International Ltd
(“Tremor” or the “Company”)

Share buyback-transaction in own shares

Tremor International Ltd. (AIM/NASDAQ: TRMR) ("Tremor" or the "Company"), a global leader in Video, Data, and Connected TV ("CTV") advertising offering an end-to-end technology platform that enables advertisers to optimize their campaigns and media partners to maximize yield on their digital advertising inventory, announces that on 18 November 2022 it bought-back 43,354 ordinary shares of NIS0.01 each in the capital of the Company ("Ordinary Shares") in the AIM market at an average price of 289.24 pence per Ordinary Share. The Ordinary Shares were acquired through finnCap Ltd. pursuant to the Company’s Buyback Programme on the AIM market as announced on 20 September 2022 and will be reclassified as dormant shares under the Israeli Companies Law (without any rights attached thereon) and will be held in treasury.

Total Voting Rights

For the purposes of the Financial Conduct Authority’s Disclosure and Transparency Rules, Tremor notifies the market that as at the date of this announcement, the Company’s issued share capital consists of 189,628,177 ordinary shares with a nominal value of NIS0.01 each (“Ordinary Shares”), along with 44,187,211 shares reclassified as dormant shares under the Israeli Companies Law (without any rights attached thereon), the Company holds these dormant shares in Treasury. Therefore, the total number of shares with voting rights is 145,440,966.

The above figure of 145,440,966 Ordinary Shares may be used by shareholders in the Company as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change in their interest in, the share capital of the Company under the FCA’s Disclosure and Transparency Rules.

The information communicated in this announcement contains inside information for the purposes of Article 7 of the Market Abuse Regulation (EU) No. 596/2014.

For further information or enquiries please contact:

Tremor International Ltd.
Billy Eckert, Senior Director Investor Relations
ir@tremorinternational.com

KCSA (U.S. Investor Relations)
David Hanover, Investor Relations
tremorir@kcsa.com

Vigo Consulting (U.K. Financial PR & Investor Relations)
Jeremy Garcia
Kate Kilgallen
Tel: +44 20 7390 0230 or tremor@vigoconsulting.com

finnCap Ltd.
Jonny Franklin-Adams / Charlie Beeson / George Dollemore (Corporate Finance)
Tim Redfern / Harriet Ward (ECM)
Tel: +44 20 7220 0500

Stifel Nicolaus Europe Limited
Fred Walsh
Alain Dobkin
Nick Adams
Richard Short
Tel: +44 20 7710 7600

The information communicated in this announcement contains inside information for the purposes of Article 7 of the Market Abuse Regulation (EU) No. 596/2014. The Company confirms that it is no longer in possession of any unpublished price sensitive information.

About Tremor International

Tremor is a global company offering an end-to-end technology advertising platform, operating across three core capabilities - Video, Data and CTV. Tremor's unique approach is centered on offering a full stack of end-to-end solutions which provides it with a major competitive advantage within the video advertising ecosystem.

Tremor Video helps advertisers deliver impactful brand stories across all screens through the power of innovative video technology combined with advanced audience data and captivating creative content. Tremor Video's innovative video advertising technology has offerings in CTV, in-stream, out-stream and in-app. To learn more, visit www.tremorvideo.com

Amobee optimizes outcomes for advertisers and media companies, while providing a better consumer experience. Its platform assists customers by furthering their audience development, optimizing their cross-channel performance across all TV, connected TV, and digital media, and driving new customer growth through detailed analytics and reporting. To learn more, visit www.amobee.com

Unruly, the media side of Tremor, drives real business outcomes in multiscreen advertising. Its programmatic platform efficiently and effectively delivers performance, quality, and actionable data to demand and supply-focused clients and partners. Tremor has a meaningful number of direct integrations with premium publishers, unique demand relationships with a variety of advertisers and privileged access to News Corp inventory. Unruly connects to the world's largest DSPs and is compatible with most Ad Age top 100 brands. To learn more, visit  www.unruly.co

Tremor is headquartered in Israel and maintains offices throughout the United States, Canada, Europe, Asia-Pacific and is traded on the London Stock Exchange (AIM: TRMR) and NASDAQ: (TRMR).

For more information, visit:  https://www.tremorinternational.com/